SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)
Date: May 24, 2021
By: /s/ Ofira Bar
Ofira Bar
Chief Financial Officer

MTS Announces Receipt of notice of deficiency with Nasdaq  Continued Listing
Requirement

RA'ANANA, Israel - May 24, 2021  Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, announced that it received today a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000. Further, the Company did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations, as set forth in Nasdaq Marketplace Rule 5550(b)(1). In accordance with Nasdaq Marketplace Rule 5810(c)(2)(A), the Company has 45 calendar days, or until July 8, 2021, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market.

As previously reported on April 15, 2021 the Company  entered into a definitive Agreement and Plan of Merger with SharpLink, Inc., a company incorporated under the laws of the State of Minnesota and a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners. The Company believes that following the closing of the merger  it will be in compliance with the requisite Nasdaq listing requirements.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, the impact of COVID-19 on the Company and its customers, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contact:
Ofira Bar, CFO

Tel: +972-9-7777-540